December 1, 2025

Conor Murphy
Chief Financial Officer
F&G Annuities & Life, Inc.
801 Grand Avenue
Des Moines, Iowa 50309

       Re: F&G Annuities & Life, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41490
Dear Conor Murphy :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance